SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No.     )*

RSC Holdings Inc.

(Name of issuer)

Common stock, no par value

(Title of class of securities)

74972L 102

(CUSIP number)

Jonathan M. Gottsegen, Esq.

United Rentals, Inc.

Senior Vice President, General Counsel and Corporate Secretary

Five Greenwich Office Park

Greenwich, Connecticut 06831

(203) 622-3131

With copies to:

Francis J. Aquila, Esq.

Andrew D. Soussloff, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74972L 102	Page 2 of 13 Pages

(1)	Names of reporting persons United Rentals, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☑
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 34,755,329
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 34,755,329
(11)	Aggregate amount beneficially owned by each reporting person 34,755,329*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.4%**
(14)	Type of reporting person (see instructions) CO

* Beneficial ownership of RSC Common Stock (as defined below) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the RSC Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 103,920,798 shares of RSC Common Stock outstanding as of December 15, 2011, as set forth in the merger agreement described in Item 4 hereof.

Page 3 of 13 Pages

Page 4 of 13 Pages
Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, no par value (“RSC Common Stock”), of RSC Holdings Inc., a Delaware corporation (“RSC”). The principal executive office of RSC is located at 6929 E. Greenway Pkwy., Scottsdale, AZ 85254.

Item 2.	Identity and Background

This statement is being filed by United Rentals, Inc., a Delaware corporation (“United Rentals”). The address of United Rentals’ principal business and principal office is Five Greenwich Office Park, Greenwich, Connecticut 06831. The name and principal occupation or employment of each of the executive officers and directors of United Rentals, and the name of any corporation or other organization in which such employment is conducted and the business of such corporation or other organization, are set forth on Schedule A hereto and are incorporated by reference herein. The business address of each of the individuals listed in Schedule A for purposes of this Schedule 13D is Five Greenwich Office Park, Greenwich, Connecticut 06831.

United Rentals is the largest equipment rental company in the world, consisting of 531 rental locations in the United States and Canada. United Rentals offers approximately 2,900 classes of equipment for rent to customers that include construction and industrial companies, manufacturers, utilities, municipalities, homeowners, and government entities.

As set forth in United Rentals’ Annual Report on Form 10-K for the year ended December 31, 2010, following United Rentals’ August 2004 announcement that the SEC had commenced a non-public, fact-finding inquiry concerning United Rentals, an alleged stockholder filed an action in Connecticut State Superior Court, Judicial District of Norwalk/Stamford at Stamford, purportedly suing derivatively on United Rentals’ behalf. The action, entitled Gregory Riegel v. John N. Milne, et al., named as defendants certain of United Rentals’ current and/or former directors and/or officers, and named United Rentals as a nominal defendant. The complaint asserted, among other things, that the defendants breached their fiduciary duties to United Rentals by causing or allowing United Rentals to disseminate misleading and inaccurate information to stockholders and the market and by failing to establish and maintain adequate accounting controls, thus exposing United Rentals to damages. The complaint sought unspecified compensatory damages, costs and expenses against the defendants. The parties to the Riegel action agreed that the proceedings in such action would be stayed pending the resolution of the motions to dismiss in certain previously-filed purported stockholder class actions. As previously reported, those purported stockholder class actions were commenced in 2004 and were dismissed with prejudice, pursuant to a stipulation of settlement in May 2009. On September 8, 2008, Unied Rentals announced in its Current Report on Form 8-K that it had reached a final settlement with the SEC of its inquiry. Under the terms of the settlement, United Rentals consented, without admitting or denying the allegations in the SEC’s complaint, to the entry of a judgment requiring it to pay a civil penalty of $14 million and disgorgement of one dollar and enjoining United Rentals from violations of certain provisions of the federal securities laws in the future.

Except for the matters discussed in the immediately preceding paragraph, during the last five years, neither United Rentals nor, to the best knowledge of United Rentals, any of the other persons identified in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 4 of this Statement, the Voting Agreement Shares (as defined below) to which this statement on Schedule 13D relates have not been purchased by United Rentals, and thus no funds were used for such purpose. As an inducement for United Rentals to enter into the Merger Agreement described in Item 4, OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (collectively, the “Oak Hill Stockholders”) entered into a voting agreement, dated as of December 15, 2011 (the “Voting Agreement”) with United Rentals with respect to the Voting Agreement Shares, as described in Item 4. United Rentals did not pay additional consideration to the Oak Hill Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

On December 15, 2011, RSC and United Rentals entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, after receipt of all required regulatory approvals, stockholder approvals and satisfaction of the other closing conditions set forth in the Merger Agreement, RSC will be merged with and into United Rentals (the “Merger”), with United Rentals continuing as the surviving corporation of the Merger.

Page 5 of 13 Pages

At the effective time of the Merger, each outstanding share of RSC Common Stock issued and outstanding immediately prior to the effective time (other than shares owned by (i) RSC, United Rentals or any direct or indirect wholly owned subsidiary of RSC or United Rentals and (ii) stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be automatically converted into the right to receive $10.80 in cash and 0.2783 shares of common stock of United Rentals, without interest. In addition, at the effective time of the Merger, the size of United Rentals’ board of directors will be increased to 14 directors and three of RSC’s current independent directors designated by RSC will be appointed to United Rentals’ board of directors.

Immediately following consummation of the Merger, United Rentals will cause each of RSC Holdings III, LLC, a Delaware limited liability company and wholly owned subsidiary of RSC, and United Rentals (North America), Inc., a Delaware corporation and wholly owned subsidiary of United Rentals, to merge with and into a newly formed Delaware corporation and wholly owned subsidiary of United Rentals (“U Newco”) in accordance with the Delaware General Corporation Law (the “Subsequent Mergers”), with U Newco continuing as the surviving corporation of the Subsequent Mergers.

Consummation of the Merger is subject to certain mutual conditions of the parties, including, without limitation, (i) the approval by the holders of a majority of the outstanding shares of RSC Common Stock entitled to vote on adoption of the Merger Agreement, (ii) the approval by the holders of a majority of the outstanding shares of United Rentals common stock entitled to vote on adoption of the Merger Agreement and the approval by the holders of a majority of the outstanding shares of United Rentals common stock entitled to vote on the issuance of shares of United Rentals common stock issuable in connection with the Merger present in person or represented by proxy at the meeting of URI stockholders to approve such matters (which is referred to collectively in this Statement as the “URI Stockholder Approval”), (iii) the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Subsection 102(1) of Part IX of the Competition Act (Canada), (iv) the receipt of a no-action letter from the Commissioner of Competition, (v) the receipt of an opinion relating to solvency of the surviving corporation and (vi) other customary closing conditions. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation (x) the absence of any change, event, circumstance or development from the date of the Merger Agreement to the effective time of the Merger, that has had or is reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the other party, excluding matters disclosed in any reports filed by United Rentals or RSC with the Securities and Exchange Commission (the “SEC”) prior to the date of the Merger Agreement or contained in the confidential disclosure letter delivered by United Rentals or RSC to the other party, (y) the receipt of an opinion regarding certain tax matters relating to the Merger and (z) other customary closing conditions.

From the date of the Merger Agreement until the earlier of the effective time of the Merger and termination of the Merger Agreement in accordance with its terms, RSC became subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals. United Rentals is also subject to similar “no-shop” provisions but those restrictions will terminate upon the earlier of (i) the date that the URI Stockholder Approval is obtained and (ii) termination of the Merger Agreement in accordance with its terms. However, the no-shop provisions are subject to customary “fiduciary-out” provisions which allow United Rentals and RSC under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that the board of directors of United Rentals and RSC, as applicable, has reasonably determined in good faith (after consultation with its outside legal counsel and financial advisors) would result in a transaction more favorable to the such party’s stockholders from a financial point of view than the Merger and is reasonably likely to be consummated in accordance with its terms.

Page 6 of 13 Pages

The Merger Agreement may be terminated by the parties under certain circumstances, including due to the other party’s breach of the “no-shop” restrictions or under certain limited circumstances to enter into a “superior proposal”. In connection with the termination of the Merger Agreement under certain specified circumstances set forth in the Merger Agreement, either party may be required to pay the other party a termination fee.

The Merger Agreement also requires RSC to use its best efforts to cause the RSC Common Stock to no longer be listed on the NYSE and deregistered under the Exchange Act as soon as practicable following the effective time of the Merger.

Voting Agreement

Contemporaneously with the execution of the Merger Agreement, as a condition to United Rentals entering into the Merger Agreement, United Rentals entered into the Voting Agreement with each of the Oak Hill Stockholders with respect to all of the shares of RSC Common Stock held of record or beneficially owned by the Oak Hill Stockholders (the “Voting Agreement Shares”). The Oak Hill Stockholders held approximately 33.4% of the issued and outstanding shares of RSC Common Stock as of December 15, 2011, the last trading day before announcement of the transaction.

Pursuant to the Voting Agreement, the Oak Hill Stockholders have agreed to, among other things, vote (or cause to be voted) all of the Voting Agreement Shares (a) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby and (b) against, and otherwise not support, any “Company Acquisition Proposal” (as defined in the Merger Agreement) or any other action, agreement or transaction submitted for approval of RSC’s stockholders that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger. The Oak Hill Stockholders have also agreed not to solicit, initiate or encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, a “Company Acquisition Proposal.”

In addition, each Oak Hill Stockholder has agreed, subject to certain exceptions, not to, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any of the shares of RSC Common Stock held by such stockholder, or enter into any contract with respect to the foregoing, or (b) deposit any of its shares of RSC Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such shares of RSC Common Stock or grant any proxy or power of attorney with respect thereto.

The Voting Agreement will terminate upon the earliest to occur of (a) the date of termination of the Merger Agreement, (b) the date of any modification of the Merger Agreement that reduces the amount or changes the form of the consideration to be paid to RSC stockholders in connection with the Merger and (c) the effective time of the Merger.

Page 7 of 13 Pages

The Commitment Letter

Contemporaneously with the execution of the Merger Agreement, United Rentals has obtained debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which will be used by United Rentals to pay a portion or all of the cash consideration to consummate the Merger, to repay certain outstanding indebtedness of RSC, to pay all related fees and expenses and to provide for the ongoing working capital and general corporate needs of U Newco as the surviving corporation of the Subsequent Mergers.

Morgan Stanley Senior Funding, Inc. (“MSSF”), Bank of America, N.A. (“BofA”) and WF Investment Holdings, LLC (collectively, the “Bridge Lenders”) have committed to provide a $650 million senior secured bridge facility and a $1,550 million senior unsecured bridge facility, on the terms and subject to the conditions set forth in a commitment letter dated December 15, 2011 (the “Commitment Letter”). It is expected that on or prior to the closing of the Merger, senior secured notes and senior unsecured notes will be issued and sold pursuant to a registered public offering and/or a private placement in lieu of a portion or all of the drawings under the bridge facilities. In addition, United Rentals is seeking amendments to its existing revolving credit facility to permit the merger of United Rentals (North America), Inc. into U Newco with U Newco as the surviving entity and for certain other purposes. If the necessary amendments to United Rentals’ existing revolving credit facility shall not become effective on or prior to the closing of the Merger, MSSF, BofA and Wells Fargo Capital Finance, LLC (collectively, the “ABL Lenders” and together with the Bridge Lenders, the “Lenders”) have committed to refinance in full United Rentals’ existing revolving credit facility in an aggregate amount equal to $1,800 million, on the terms and subject to the conditions set forth in the Commitment Letter. The obligations of the Lenders to provide financing under the Commitment Letter are subject to certain conditions, including, without limitation, (i) the negotiation, execution and delivery of definitive loan documentation for the financing of the Merger, consistent with the Commitment Letter; (ii) a condition that, since December 31, 2010 through and including the date of the Commitment Letter, there has not been any change in the business, financial condition or results of operations of RSC and its subsidiaries, taken as a whole, or any other change, event, effect, development, state of facts, condition, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a “Target Material Adverse Effect” (defined in the Commitment Letter in a manner substantially the same as the definition of “Material Adverse Effect” in the Merger Agreement), and since the date of the Commitment Letter, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably likely to have, a Target Material Adverse Effect; (iii) the consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments to the Merger Agreement or any waivers thereof that are materially adverse to the Lenders unless consented to) concurrently with the initial funding of the debt facilities contemplated by the Commitment Letter; and (iv) certain other closing conditions set forth in the Commitment Letter.

The foregoing summaries of the Merger Agreement, the Voting Agreement and the Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively.

Other than as described in this Item 4, neither United Rentals, nor to the best of United Rentals’ knowledge, any of the individuals named in Schedule A hereto, has any present plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D. United Rentals intends to continue to review RSC and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Page 8 of 13 Pages

Item 5.	Interest in Securities of the Issuer

(a) and (b) Immediately prior to the execution of the Voting Agreement, United Rentals did not beneficially own any shares of RSC Common Stock. However, as of the execution of the Voting Agreement on December 15, 2011, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), United Rentals may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 34,755,329 shares of RSC Common Stock, representing approximately 33.4% of the RSC Common Stock outstanding as of December 15, 2011 (based on 103,920,798 shares of RSC Common Stock outstanding as of December 15, 2011 as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding RSC Common Stock that may be deemed to be beneficially owned by United Rentals is approximately 33.4%.

Except as set forth above, neither United Rentals, nor to the best of United Rentals’ knowledge, any of the individuals named in Schedule A hereto, beneficially owns, or has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose to direct the disposition, or shared power to dispose to direct the disposition of, any shares of RSC Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that United Rentals is the beneficial owner of the RSC Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, neither United Rentals, nor to the best of United Rentals’ knowledge, any individual listed in Schedule A hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of RSC Common Stock.

(d) United Rentals does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of RSC Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of United Rentals, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among United Rentals and the individuals named in Schedule A and between such persons and any other person with respect to any securities of RSC, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of December 15, 2011, by and between United Rentals, Inc. and RSC Holdings Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on December 21, 2011 (File No. 001-14387)).

2. Voting Agreement, dated as of December 15, 2011, by and between United Rentals, Inc. and OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on December 21, 2011 (File No. 001-14387)).

Page 9 of 13 Pages

3. Commitment Letter, dated as of December 15, 2011, among United Rentals, Inc., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by United Rentals, Inc. on December 21, 2011 (File No. 001-14387)).

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED RENTALS, INC.

By:	/s/ Jonathan M. Gottsegen
	Name:	Jonathan M. Gottsegen
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: December 21, 2011

Page 11 of 13 Pages

SCHEDULE A

Name	Present Principal Occupation; Principal Business of Corporation or Other Organization in Which Employment is Conducted	Citizenship
Directors

Jenne K. Britell (Chairman)	Senior Managing Director of Brock Capital Group LLC, an advisory and investment banking firm.	U.S.

José B. Alvarez	Professor, Harvard Business School, a business school.	U.S.

Howard L. Clark, Jr.	Former Vice Chairman, Barclays Capital Inc., the investment banking division of Barclays Bank PLC.	U.S.

Bobby J. Griffin	Former President—International Operations of Ryder System, Inc., a transportation, logistics and supply chain management company.	U.S.

Michael J. Kneeland	President and Chief Executive Officer, United Rentals, Inc.	U.S.

Singleton B. McAllister	Partner, Blank Rome LLP, a law firm.	U.S.

Brian D. McAuley	Chairman, Pacific DataVision, Inc., a privately held telecommunications software applications and hosting company.	U.S.

John S. McKinney	Former Vice President, United Rentals, Inc.	U.S.

Jason D. Papastavrou, Ph.D.	Chief Executive Officer and Chief Investment Officer, ARIS Capital Management, an investment management firm.	Greece

Filippo Passerini	President – Global Business Services, The Procter & Gamble Company, a multinational manufacturer of consumer goods.	Italy

L. Keith Wimbush	Managing Director of Executive Search Services International, LLC, an executive search firm.	U.S.

Page 12 of 13 Pages

Name	Present Principal Occupation; Principal Business of Corporation or Other Organization in Which Employment is Conducted	Citizenship

Executive Officers

Michael J. Kneeland	President and Chief Executive Officer	U.S.

William B. Plummer	Executive Vice President and Chief Financial Officer	U.S.

Matthew J. Flannery	Executive Vice President—Operations and Sales	U.S.

Jonathan M. Gottsegen	Senior Vice President, General Counsel and Corporate Secretary	U.S.

Dale A. Asplund	Senior Vice President—Business Services	U.S.

John J. Fahey	Vice President—Controller and Principal Accounting Officer	U.S.

Page 13 of 13 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as December 15, 2011, between United Rentals, Inc. and RSC Holdings Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on December 21, 2011 (File No. 001-14387)).

2	Voting Agreement, dated as of December 15, 2011, by and between United Rentals, Inc. and OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by United Rentals, Inc. on December 21, 2011 (File No. 001-14387)).

3	Commitment Letter, dated as of December 15, 2011, among United Rentals, Inc., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, WF Investment Holdings, LLC, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by United Rentals, Inc. on December 21, 2011 (File No. 001-14387)).